Exhibit 99.1

Corporate Communications

PRESS RELEASE

Iveco Venezuela to suspend manufacturing operations

Caracas, 2 April, 2014

With the continuing currency crisis which has caused difficulties for Venezuelan industry in the importation of key components and materials, Iveco is reluctantly suspending, with immediate effect, its manufacturing operations in the country.

Iveco, the truck and commercial vehicle business of CNH Industrial, has a long history in Venezuela having opened its La Victoria manufacturing base in 1954. Currently, Iveco Venezuela has a total labor force of 400 workers and produces a range of trucks and bus chassis. In 2013 some 1,700 trucks and buses were manufactured.

The Company is committed to the Venezuelan market, its dealers and customers and, through its 32 locations nationwide, will continue to support the parts and service activities for Iveco vehicles in the country.

It is Iveco’s intention to resume manufacturing at La Victoria when market conditions improve and stabilize.

CNH Industrial N.V. Corporate Office: Cranes Farm Road Basildon, Essex, SS14 3AD United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Group is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media Contacts:

Richard Gadeselli

Tel.: +44 1268 292468

Milton Rego – Media enquiries regarding CNH Industrial in Latin America

Tel: +55 112 126 2280

Email: mediarelations@cnhind.com

www.cnhindustrial.com